UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

         (Check One):

         |_| Form 10-K  |_| Form 11-K   |_| Form 20-F   |X| Form 10-Q

         For Period Ended: December 30, 2006

                  |_| Transition Report on Form 10-K
                  |_| Transition Report on Form 20-F
                  |_| Transition Report on Form 11-K
                  |_| Transition Report on Form 10-Q
                  |_| Transition Report on Form N-SAR

         For the Transition Period Ended:
                                         ----------------------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

                             Kingston Systems, Inc.
                 -----------------------------------------------
                             Full Name of Registrant

                       8 Merrill Industrial Drive, Unit 12
             ------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                          Hampton, New Hampshire, 03842
                ------------------------------------------------
                            City, State and Zip Code

                                     PART II
                             RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The Company is unable to file its form 10-QSB within the prescribed period due to ministerial difficulties, without unreasonable effort or expense. The Company has been involved in replying to SEC comments during the 45 day period following the end of its third quarter on December 30, 2006.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Ralph McKittrick               (603)       661-1626
           ----------------            ---------------------------
                (Name)                 (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

Please see statement below

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

Kingston Systems Inc. ("the Company") acquired Parallel Robotics Systems Inc. ("Robotics") on August 18, 2005. Therefore, the nine month period ended December 31, 2005 only reflects the results of operations of Robotics from the date of the purchase through the end of that period. This affects the period over period comparisons shown in the Company's December 30, 2006 10-QSB. Reflected in the Company's 10-QSB for the nine month period ended December 30, 2006 and December 31, 2005 will be the following results of operations:

                               2006               2005
         Revenue               $427,478           $  405,619
         Net Loss              $525,022           $1,831,916

The Company's Robotics business manufactures robots that sell for, on average, $125,000. During 2006, three robots were shipped whereas, in 2005, two robots were shipped. Additionally, in 2006, the Company incurred additional costs related to its public company status and, in 2005, the Company recognized a goodwill impairment charge of $1,787,431 related to the acquisition of Robotics.

                             KINGSTON SYSTEMS, INC.
                        --------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 13, 2006              By:  /s/ Ralph McKittrick
                                          -------------------------
                                          Ralph McKittrick
                                          Chief Executive Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)